This **LOAN AGREEMENT** dated as of June 7, 2021 (as it may be amended or modified from time to time, this "***Agreement***"), by and among **MARFRIG GLOBAL FOODS S.A.,** a company organized under the laws of Brazil, with its principal place of business at São Paul, Brazil, enrolled with the Brazilian National Taxpayers Registry (CNPJ) under No. 03.853.896/0001-40, as borrower ("***Borrower***"), **JPMORGAN CHASE BANK, N.A., LONDON BRANCH,** as Lender ("***Lender***"), and **BANCO J.P.MORGAN S.A.**, a financial institution organized under the laws of Brazil, with its principal place of business at Av. Brigadeiro Faria Lima, 3729, São Paulo/SP, enrolled with the CNPJ under No. 33.172.537/0001-98, as Collateral Agent ("***Collateral Agent***").

Borrower has requested that Lender make a term loan to it in the principal amount not exceeding the Commitment (as hereinafter defined), linked together with the Collar Transaction (as hereinafter defined), and Lender is prepared to do so upon the terms and subject to the conditions set forth in this Agreement.

In consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE 1.
DEFINITIONS AND ACCOUNTING TERMS.

Section 1.01 *Certain Defined Terms*. As used in this Agreement, the following terms shall have the following meanings:

"***Acceptable Collateral***" means the Collateral Shares (and Collateral Shares that are proceeds of such Collateral Shares), so long as:

(a) (x) such Shares are subject to a first priority Lien in favor of Lender and not subject to any other Liens, other than Permitted Liens, and (y) the Collateral Requirement has been satisfied with respect thereto;

(b) such Shares are not subject to any Transfer Restrictions or restrictive legends;

(c) such Shares are held in or credited to the applicable Collateral Account; ~~and~~

(d) such Shares are eligible for resale by the Collateral Agent pursuant to Rule 903 or Rule 904 of Regulation S promulgated under the Securities Act; and

(~~d~~e) such Shares are duly authorized, validly issued, fully paid and non-assessable and have been acquired in compliance with all applicable Laws.

"***Act***" has the meaning specified in ***Section 8.15***.

"***Activist Affiliate***" has the meaning specified in ***Section 6.10(b)***.

"***ADRs***" means American depositary receipts each representing, as of October 4, 2021, one Share.

"***Advance***" has the meaning specified in ***Section 2.01***.

"***Affected Financial Institution***" means (a) any EEA Financial Institution or (b) any UK Financial Institution.

the operations and corporate activities of Borrower; or (b) any event or transaction, or series of related events or transactions, the result of which a "person" or "group" becomes the "beneficial owner" of more than 30% of Borrower's common equity (all within the meaning of Section 13(d) of the Exchange Act and the rules promulgated thereunder).

"*Charges*" has the meaning specified in *Section 8.16*.

"*Closing Date*" means the first Business Day on which the conditions precedent set forth in *Section 4.01* shall have been satisfied or waived in accordance with *Section 8.01* of this Agreement.

"*Code*" means the Internal Revenue Code of 1986.

"*Collar Confirmation*" means the confirmation (*Confirmação*) for Share collar derivatives transaction entered into between Borrower and Hedge Counterparty on June 2, 2021, incorporating by reference the terms of the Master Derivatives Agreement.

"*Collar Loan Documentation*" means, collectively, the Collar Confirmation, the Master Derivatives Agreement, the Hedge Agreement, this Agreement (including schedules and exhibits hereto), the Security Agreements, the Share Lending Agreement, the Borrowing Notice, the Note, and each agreement delivered under *Section 5.08*, in each case, including any amendments, modifications or supplements thereto.

"*Collar Loan Transactions*" means the execution, delivery and performance by Borrower of the Collar Loan Documentation, the grant of the security interest contemplated hereby or thereby, the borrowing of the Advance and other credit extensions and the use of the proceeds thereof.

"*Collar Transaction*" means the options transactions pursuant to the Collar Confirmation.

"*Collar Transaction Credit Rights Security Agreement*" means the Fiduciary Assignment of Credit Rights Agreement (*Instrumento de Cessão Fiduciária de Direitos Creditórios*), dated as of the date hereof, executed by Borrower in favor of Lender acting through Collateral Agent.

"*Collateral*" means, collectively, the Collar Transaction "Credit Rights" (*Direitos Creditórios*) under and as defined in the ~~Credit~~Collar Transaction Rights Security Agreement, the Share Lending Credit Rights under and as defined in the Share Lending Credit Rights Security Agreement and all other all cash, securities, securities entitlements, financial assets, investment property, rights, intangibles and other property and assets, including proceeds thereof, over which a Lien is purported to be granted under the Security Agreements.

"*Collateral Accounts*" means the accounts or sub-accounts of Borrower with Custodians where Collateral will be held, and shall include any future account of Borrower maintained with an affiliate of Lender to hold any Collateral.

"*Collateral Agent*" has the meaning specified in the preamble hereto.

"*Collateral Event of Default*" means at any time, the occurrence of either of the following: (A) failure of the Collateral to include~~,~~ either (x) as Acceptable Collateral, at least a number of Shares (excluding ADRs) equal to the Number of Transaction Shares or (y) Share Lending Credit Rights under the Share Lending Agreement relating to not less than a number of Shares (excluding ADRs) equal to the Number of Transaction Shares, or (B) failure at any time of the Collateral Requirement to be met or assertion of such by Borrower in writing.

"*Collateral Requirement*" means, at any time, that all steps, if any, required under applicable Law or reasonably requested by Lender or Collateral Agent to ensure that each Security Agreement creates a valid, first priority Lien (subject only to Permitted Liens) on all the Collateral in favor of Lender and Hedge Counterparty acting through Collateral Agent and perfected with first priority Lien (subject only to Permitted Liens), shall have been taken.

"*Collateral Shares*" means any Shares from time to time fiducially assigned pursuant to theany Shares Security Agreement (the "*Fiduciarily Assigned Shares*", under and as defined in the Shares Security Agreement), and not released under the Collar Loan Documentation; *provided* that the term "Collateral Shares" shall not include ADRs.

"*Commitment*" means €67,000,000.

"*Communication*" has the meaning specified in *Section 5.06*.

"*Compliance Certificate*" means a certificate substantially in the form of *Exhibit G*.

"*Connection Income Taxes*" means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

"*Control*" means the possession of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise, which for the purposes of the definition of "*Change of Control*" shall be pursuant to article 116 of Law nº 6,404 of December 15, 1976, or other Brazilian legislation that replaces it. "*Controlling*" and "*Controlled*" have meanings correlative thereto.

"*Controller*" means any Person or body of Persons engaged, as of the date hereof as a controlling shareholder, pursuant to article 116 of Law nº 6,404 of December 15, 1976, or other Brazilian legislation that replaces it.

"*Credit Rights Security Agreement*" means The Fiduciary Assignment of Credit Rights Agreement (*Instrumento de Cessão Fiduciária de Direitos Creditórios*), dated as of the date hereof, executed by Borrower in favor of Lender acting through Collateral Agent.

"*Custodians*" means (a) J.P. Morgan Corretora de Câmbio e Valores Mobiliários S.A., and (b) Banco J.P.Morgan S.A. or an affiliate thereof.

"*Debtor Relief Laws*" means the Bankruptcy Code, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, r*ecuperação judicial, recuperação extrajudicial, falência* or similar debtor relief laws of the United States, Brazil, or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

"*Default*" means any event or condition that constitutes an Event of Default or that, with the giving of any notice, the passage of time, or both, would, unless cured or waived, be an Event of Default.

"*Dividend*" means any dividend or other distribution (whether in cash, securities or other property) with respect to any Shares, including any interest on capital (*juros sobre o capital próprio*) or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of

"**_Permitted Liens_**" means (a) Liens imposed by Law for Taxes that are not yet due or are being contested in good faith by appropriate proceedings and with respect to which adequate reserves in conformity with GAAP have been taken, and (b) Liens granted to Collateral Agent or Custodian pursuant to the Collar Loan Documentation and/or documentation for any substantially similar collar loan transactions or any margin loan transaction, in each case entered into with Hedge Counterparty or its affiliates.

"**_Permitted Transfer Restrictions_**" means Transfer Restrictions on Collateral Shares on account of the fact that Borrower may be an "affiliate" of the Issuer within the meaning of Rule 144.

"**_Person_**" means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

"**_Plan_**" means any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which the Borrower or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an "employer" as defined in Section 3(5) of ERISA.

"**_Plan Asset Regulations_**" means 29 CFR § 2510.3-101 et seq., as modified by Section 3(42) of ERISA, as amended from time to time.

"**_Potential Adjustment Event_**" means a Potential Adjustment Event (*Evento de Potencial Ajuste*) under, and as defined in, the Collar Confirmation.

"**_Prime Rate_**" means the rate of interest per annum publicly announced from time to time by Lender as its prime rate; each change in the Prime Rate shall be effective from and including the date such change is publicly announced as being effective. Lender may make commercial loans or other loans at rates of interest at, above or below the Prime Rate.

"**_Process Agent_**" has the meaning specified in **_Section 8.06(d)_**.

"**_Prohibited Action_**" has the meaning specified in **_Section 6.10(b)_**.

"**_Put Notional Amount_**" means, with respect to the Collar Transaction and at any time, the aggregate Put Strike Price at such time in respect of all put options (*opção de venda*) outstanding under the Collar Confirmation at such time.

"**_Put Strike Price_**" means, with respect to the Collar Transaction and at any time, the exercise price (*preço de exercício*) per put option (*opção de venda*) under the Collar Confirmation at such time.

"**_RDE-ROF_**" means the electronic registration with the Central Bank of Brazil obtained through the *Registro Declaratório Eletrônico - Registro de Operações Financeiras* in the SISBACEN system (Central Bank's Information System), to allow Borrower to enter into the relevant foreign exchange contracts for the inflow of funds into Brazil and to register the Schedule of Payments after the Closing Date.

"**_Register_**" has the meaning specified in **_Section 8.07(a)_**.

"**_Regulatory Event_**" means any investigation made by any Governmental Authority for violation or breach of any anti-fraud, anti-corruption or fiduciary provisions of federal or state securities laws by

Borrower or any Affiliate thereof that, if adversely determined, could reasonably be expected to have a Material Adverse Effect.

"***Related Parties***" means, with respect to any Person, such Person's Affiliates and the respective partners, directors, officers, employees, agents, trustees and advisors of such Person and of such Person's Affiliates.

"***Relevant Assets***" means any assets except (i) inventories, (ii) property and assets deteriorated, obsolete or defective; or (iii) goods and assets sold or disposed of in the ordinary course of business of the Borrower or its Affiliate, and which the results are poured over at the replacement or substitution of such goods or assets.

"***Resolution Authority***" means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

"***Responsible Officer***" means, with respect to any Person, any of the chief executive officer, chairman, president, chief financial officer, chief strategy officer or any vice president, secretary, assistant secretary, manager or director of such Person.

"***Restricted Payment***" means, with respect to any Person, any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interests in such Person, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such Equity Interests in such Person or any option, warrant or other right to acquire any such Equity Interests in such Person.

"***Restricted Transaction***" means, in respect of Borrower or any Affiliate thereof, (a) any financing transaction (other than (x) the Collar Loan Transactions or, (y) the Safra Loan Transaction or (z) any substantially similar transaction and/or any margin loan transaction, in each case entered into with Hedge Counterparty or an Affiliate thereof) secured by or referencing the Shares or other voting shares of Issuer or equivalent interests in respect thereof (in each case, including, without limitation, depositary shares in respect thereof), (b) any grant, occurrence or existence of any Lien or other encumbrance on the Shares or other voting shares of Issuer or equivalent interests in respect thereof (in each case, including, without limitation, depositary shares in respect thereof) (other than Permitted Liens), or (c) any sale, swap, hedge (including by means of a physically- or cash-settled derivative or otherwise) or other direct or indirect transfer of any Shares or other voting shares of Issuer or equivalent interests in respect thereof (in each case, including, without limitation, depositary shares in respect thereof) or economic exposure thereto (other than (x) the Collar Loan Transactions, (y) the Safra Loan Transaction or (z) any substantially similar transaction entered into with Hedge Counterparty or an Affiliate thereof).

"***Rule 144***" means Rule 144 under the Securities Act.

"***Safra Loan Transaction***" means the collateralized credit facility entered into between Marfrig Overseas Limited and Bank J. Safra Sarasin Ltd, dated December 7, 2020; *provided* that, for the avoidance of doubt, upon any termination or refinancing thereof, such facility shall no longer constitute the "***Safra Loan Transaction***".

"***Sanctioned Country***" means, at any time, a country, region or territory which is itself the subject or target of any Sanctions.

"*Sanctioned Person*" means, at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, or by the United Nations Security Council, the European Union or any European Union member state, Her Majesty's Treasury of the United Kingdom or other relevant sanctions authority, (b) any Person operating, organized or resident in a Sanctioned Country, (c) any Person owned or controlled by any such Person or Persons described in the foregoing clauses (a) or (b), or (d) any other Person otherwise the subject of any Sanctions.

"*Sanctions*" means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, or (b) the United Nations Security Council, the European Union, any European Union member state or Her Majesty's Treasury of the United Kingdom or other relevant sanctions authority.

"*Schedule of Payments*" means the schedule of payments (*cronograma de pagamentos*) within the RDE-ROF, which will enable Borrower to make remittances from Brazil to make payments of the scheduled principal, interest, fees and expenses under this Agreement.

"*Scheduled Maturity Date*" means August 28, 2024.

"*Security Agreements*" means, collectively, ~~the~~each Shares Security Agreement, the Share Lending Credit Rights Security Agreement, the Collar Transaction Credit Rights Security Agreement and the Bank Deposit Certificates Security Agreement.

"*Securities Act*" means the U.S. Securities Act of 1933, as amended.

"*Set-off Party*" has the meaning specified in *Section 8.13*.

"*Share Lending Agreement*" means the Ordinary Share Lending Agreement (*Contrato de Empréstimo de Ações Ordinárias*), dated October 4, 2021, executed by Borrower in favor of Banco J.P.Morgan S.A.

"*Share Lending Credit Rights*" means all of the Borrower's right, title, and interest in and to the Share Lending Agreement, whether now existing or hereafter arising, and all income, proceeds and collections received or to be received, or derived or to be derived, now or any time hereafter (whether before or after the commencement of any proceeding under applicable bankruptcy, insolvency or similar law, by or against Borrower, with respect to Borrower) therefrom or in connection therewith.

"*Share Lending Credit Rights Security Agreement*" means the Fiduciary Assigment of Credit Rights – Share Lending (*Instrumento de Cessão Fiduciária de Direitos Creditórios – Empréstimo de Ações*) dated as of October 4, 2021, executed by the Borrower in favor of Lender acting through Collateral Agent.

"*Shares*" means the publicly-traded ordinary shares of Issuer listed on the Exchange, having the Bloomberg Equity Ticker: BRFS3 BZ as of the date of this Agreement. Unless otherwise specified in this Agreement, the term "Shares" shall include ADRs.

"*Shares Security Agreement*" means ~~The~~each Fiduciary Assignment of the Shares~~, dated June 2, 2021,~~ executed by Borrower in favor of Lender acting through Collateral Agent from time to time, in form and substance acceptable to Lender.

any other transactions, of the type contemplated by the Collar Loan Documentation, or (y) the Collateral Shares or the Shares subject to the Share Lending Agreement and (ii) all matters known to it (including any agreements, instruments and other restrictions to which it or any of its Affiliates is subject), that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect and (B) any shareholders' agreement, investor rights agreement or any voting or other contractual restriction, including any lock-up agreement, relating to the Collateral Shares or the Shares subject to the Share Lending Agreement. All information provided with respect to Borrower and its Affiliates by or on behalf of Borrower to Lender in connection with the negotiation, execution and delivery of this Agreement and the other Collar Loan Documentation or the transactions contemplated hereby and thereby, was (or will be), on or as of the applicable date of provision thereof, complete and correct in all material respects and did not (or will not) contain any material misstatement of fact or omit to state a material fact necessary to make the statements contained therein not misleading in light of the circumstances under which such statements were made.

(b)   As of the Closing Date and the Funding Date, to the best knowledge of Borrower, the information included in the Beneficial Ownership Certification provided on or prior to the Closing Date to Lender in connection with this Agreement is true and correct in all respects.

Section 3.10   *Material Agreements*. Borrower is not in default under any provision of any indenture, mortgage, deed of trust, credit agreement, loan agreement or any other material agreement or instrument to which Borrower is a party or that purports to restrict Borrower or any of its properties or assets.

Section 3.11   *Solvency*. (a) The present fair market value of Borrower's assets exceeds the total amount of Borrower's liabilities (including contingent liabilities), (b) Borrower has capital and assets sufficient to carry on its businesses, (c) Borrower is not engaged and is not about to engage in a business or a transaction for which its remaining assets are unreasonably small in relation to such business or transaction and (d) Borrower does not intend to incur or believe that it will incur debts beyond its ability to pay as they become due. Borrower will not be rendered insolvent by the consummation of the Collar Loan Transactions.

Section 3.12   *Anti-Corruption Laws; Sanctions*. Borrower has implemented and maintains in effect policies and procedures designed to ensure compliance by Borrower, its Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions, and Borrower's and its Subsidiaries' respective officers and employees and, to the knowledge of Borrower and its Subsidiaries, their respective directors and agents, are in compliance with Anti-Corruption Laws and applicable Sanctions in all material respects and are not knowingly engaged in any activity that would reasonably be expected to result in Borrower or any of its Subsidiaries being designated as a Sanctioned Person. None of (a) Borrower, any Subsidiary or any of their respective directors, officers or employees, or (b) to the knowledge of Borrower or its Subsidiaries, any agent of Borrower or any Subsidiary that will act in any capacity in connection with or benefit from the Facility, is a Sanctioned Person. No Advance or the use of proceeds thereof or the other Collar Loan Transactions will violate any Anti-Corruption Law or applicable Sanctions.

Section 3.13   *Capitalization and Subsidiaries*. **Schedule 3.13** sets forth (a) a correct and complete list of the name and relationship to Borrower of each and all of Borrower's Subsidiaries, and (b) the type of entity of each of Borrower's Subsidiaries. All of the issued and outstanding Equity

Interests owned by Borrower have been (to the extent such concepts are relevant with respect to such ownership interests) duly authorized and issued and are fully paid and non-assessable.

Section 3.14 *Material Nonpublic Information*. Borrower is not in possession of any Material Nonpublic Information with respect to Issuer or the Shares.

Section 3.15 *Restricted Transactions*. Neither Borrower nor any Affiliate thereof is, nor has any plans to become, a party to any Restricted Transaction.

Section 3.16 *Insurance*. **Schedule 3.16** sets forth a description of all insurance maintained by or on behalf of Borrower and its Subsidiaries as of the date of this Agreement. As of the date of this Agreement, all premiums in respect of such insurance have been paid. Borrower maintains, and has caused each Subsidiary to maintain, with financially sound and reputable insurance companies, insurance on all their real and personal property in such amounts, subject to such deductibles and self-insurance retentions and covering such properties and risks as are adequate and customarily maintained by companies engaged in the same or similar businesses operating in the same or similar locations, and Borrower believes that the insurance maintained by or on behalf of Borrower and its Subsidiaries is adequate.

Section 3.17 *Ownership of Property; Ownership of Collateral*.

(a) As of the date hereof, Borrower owns 226,010,428 Shares, including 51,360,393 ADRs held by its Subsidiary. Borrower owns the Collateral free and clear of Liens, other than Permitted Liens. Borrower has not made nor consented to, and is not aware of, any registrations, filings or recordations in any jurisdiction evidencing a security interest in any of the foregoing including the filing of a register of mortgages, charges and other encumbrances or filings of UCC-1 financing statements, other than with respect to Liens granted to Collateral Agent under the Collar Loan Documentation.

(b) The Collateral Shares and the Shares subject to the Share Lending Agreement (i) are, in the hands of Borrower and Lender and Collateral Agent exercising its remedies under the Collar Loan Documentation, not subject to any Transfer Restrictions (other than Permitted Transfer Restrictions), (ii) do not contain any legends on the certificates therefor or other similar types of restrictions on such ~~Collateral~~ Shares, and do not require any opinions from Issuer's counsel or other documentation, or the removal of any "stop transfer order" prior to the sale of such ~~Collateral~~ Shares and (iii) are not subject to any shareholders agreement of Issuer, investor rights agreements, or any other similar agreements or any voting or other contractual restrictions.

(c) The Advance contemplated hereunder is entered into by Borrower in good faith and at arm's length and is a bona fide loan. The Advance is not entered into with an expectation that Borrower would default in its obligations thereunder. The Lien created under the Collar Loan Documentation is a bona fide pledge to secure Borrower's obligations under the Collar Loan Documentation. Such Collar Loan Documentation is not entered into by Borrower with the intent of facilitating a disposition of the Shares subject to the Collar Loan Documentation.

(d) The Collateral Shares and the Share Lending Credit Rights do not qualify as assets that would be essential to Borrower's activities with the meaning set forth under Section 49, 3rd paragraph of Brazilian Federal Law No. 11,101, as amended (*bens de capital necessários à sua atividade empresarial*) and Borrower will not invoke such rule to prevent or otherwise limit the enforcement of any obligations hereunder.

Documentation, Borrower acknowledges and agrees that if Lender or any of its Affiliates receives from Borrower any Material Nonpublic Information at any time, Lender or such Affiliate may disclose such Material Nonpublic Information publicly, to any potential purchaser of the Collateral or to any other Person.

Section 5.07   *Compliance with Reporting Requirements*. Borrower shall comply in all respects with its reporting obligations under Sections 13 and, to the extent applicable, 16 of the Exchange Act and any other applicable Laws, in respect of the transactions contemplated hereunder. Borrower shall give prior notice to Lender of any public filing regarding the Collar Loan Documentation or the name of Lender and provide Lender with a copy of any report a reasonable period of time prior to filing thereof and a reasonable opportunity to comment thereon, and shall, if requested by Lender, use reasonable efforts to seek confidential treatment of any information therein that Lender considers to be proprietary or sensitive business information.

Section 5.08   *Further Assurances*. Upon the request of Lender, Borrower shall execute and/or deliver any additional agreements, documents and instruments, and take such further actions as Lender may reasonably deem necessary or desirable (a) to assure that the Collateral Requirement is satisfied with respect to all of the Collateral and (b) to carry out the provisions and purposes of the Collar Loan Documentation. Such agreements, documents or instruments or actions shall be reasonably satisfactory to Lender.

Section 5.09   *Books and Records; Inspection Rights*. Borrower shall, and shall cause each of its Subsidiaries to, (i) keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities and (ii) permit any representatives designated by Lender or Collateral Agent (including employees of Lender, or any consultants, accountants, lawyers and appraisers retained by Lender), upon reasonable prior notice and with reasonable justification in writing for such request, to visit and inspect its properties, to examine and make extracts from its books and records and to discuss its affairs, finances and condition with its officers and independent accountants, all at such reasonable times and as often as reasonably requested. Borrower acknowledges that Lender, after exercising its rights of inspection, may prepare certain reports pertaining to Borrower's assets for internal use by Lender.

Section 5.10   *Maintenance of Properties*; *Insurance*.

(a) Borrower shall, and shall cause each of its Subsidiaries to, keep and maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted.

(b) Borrower shall, and shall cause each of its Subsidiaries to, maintain with financially sound and reputable insurance companies (after giving effect to self-insurance), insurance in such amounts and covering such risks (but including in any event general liability, product liability and business interruption), and with such deductibles or self-insurance retentions, as is usually carried by companies of similar size and engaged in similar businesses and owning similar properties in the same general areas in which the Borrower or such Subsidiary operates.

Section 5.11   *Use of Proceeds*. The proceeds of the Advance will be used to pay for costs and expenses in connection with the Collar Loan Transactions, and for general corporate purposes. Borrower will not request any borrowing, and Borrower shall not use, and shall procure that Borrower and its directors, officers, employees and agents shall not use, the proceeds of the Advance (A) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti-Corruption Laws, (B) for the purpose of funding,

(x) Permitted Liens and (y) Liens (other than Permitted Liens) upon up to 31 million Shares not constituting Collateral to secure the Safra Loan Transaction.

Section 6.03   *Fundamental Changes.* Borrower shall not, and shall not permit any Subsidiary to, (a) engage to any material extent in any business other than businesses of the type conducted by such Person on the date hereof and businesses reasonably related thereto; (b) change its capital structure or (c) engage in any merger, consolidation, amalgamation, division or similar transaction, or any sale or other disposition of all or substantially all of its assets (in each case, whether now owned or hereafter acquired), or all or substantially all of the stock or membership interests of any of its Subsidiaries, or liquidate or dissolve. Without limiting the foregoing, in no event shall the Borrower sell, lease, transfer, convey or otherwise dispose, in whole or in part, of its interest or participation in NBM US Holdings, Inc., nor shall Borrower permit NBM US Holdings, Inc. to sell, lease, transfer, convey or otherwise dispose of its participation in National Beef Packing Company, LLC.

Section 6.04   *Asset Sales.* Borrower shall not sell, transfer, lease or otherwise dispose of any material asset, except on an arm's length basis and at fair and reasonable terms. Borrower shall not sell, assign or otherwise dispose of, or have confiscated or expropriated, in one transaction or in successive transactions, Relevant Assets with an aggregated amount equal or superior to 15% (fifteen percent) of their total assets as described in its annual or quarter financial statements as released by Borrower.

Section 6.05   *Investments and Acquisitions.* Borrower shall not purchase, hold or acquire (including pursuant to any merger) any capital stock, evidences of indebtedness or other securities (including any option, warrant or other right to acquire any of the foregoing) of, make or permit to exist any loans or advances to, Guarantee any obligations of, or make or permit to exist any investment or any other interest in, any other Person, or purchase or otherwise acquire (in one transaction or a series of transactions) any assets of any other Person constituting a business unit (whether through purchase of assets, merger or otherwise), except on an arm's length basis and at fair and reasonable terms.

Section 6.06   *Restricted Payments.* Borrower shall not declare or make, or agree to pay or make, directly or indirectly, any Restricted Payments, or incur any obligation to do so, unless (i) no Default, Event of Default, Collateral Event of Default, Early Collar Termination Event, Market Disruption Event or Potential Adjustment Event shall have occurred and be continuing or would result therefrom, (ii) the property or assets to be delivered by Borrower pursuant to such Restricted Payment do not constitute Collateral and (iii) such Restricted Payment could not reasonably be expected to result in a Material Adverse Effect.

Section 6.07   *Investment Company.* Borrower shall not become an "investment company" or a Person "controlled by" an "investment company," as such terms are defined in the United States Investment Company Act of 1940.

Section 6.08   *No Amendment of Organization Documents, Etc.* Borrower shall not enter into, or permit to be made, or consent to any material amendment, supplement or other modification of any of the terms or provisions of its Organization Documents relating to (i) the power to borrow money and pledge assets or take any other activity or engage in any other transaction contemplated under the Collar Loan Documentation, the Hedge Agreement or the documentation for the Collar Loan Transactions, (b) its investment objectives and strategies, or (c) any other terms or provisions that could reasonably be expected to result in a Material Adverse Effect.

Section 6.09   *Transactions with Affiliates.* Borrower shall not sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates, except (i) arm's length transactions for fair market value in the ordinary course of business and so long as no Default, Event of Default, Collateral Event of Default, Early Collar Termination Event, Market Disruption Event or Potential Adjustment Event shall have occurred and be continuing or would result therefrom and (ii) Restricted Payments permitted under **Section 6.06**.

Section 6.10 *Restricted Transactions; Prohibited Actions*.

(a) Borrower shall not, and shall not permit any of its Affiliates to, enter into, or agree to enter into, any Restricted Transaction; *provided* that this clause (a) shall not restrict Borrower (or its Affiliates) from entering into Restricted Transactions in respect of up to 31 million Shares pursuant to the Safra Loan Transaction.

(b) Borrower shall not acquire any securities of the Issuer or enter into any other transaction or series of transactions (including, but not limited to, directly or indirectly via any Ownership Arrangement) or take any other action with the purpose or the effect of changing or influencing control of the Issuer (a "**Prohibited Action**"). For the avoidance of doubt, Borrower shall not be deemed to have taken a Prohibited Action solely by reason of acquiring securities of the Issuer, voting any Shares it may own, or requesting and engaging in private dialogue with the Issuer's management or board of directors, but shall be deemed to have taken a Prohibited Action upon (i) the public announcement, disclosure or publication (by Borrower or any person or entity with whom it has formed a "group" within the meaning of Section 13 under the Exchange Act or Ownership Arrangement (its "**Activist Affiliates**")) of it or its Activist Affiliates' proposals, criticisms, or suggestions regarding the Issuer, letter(s) to management or the board of directors of the Issuer, or letter(s) to shareholders of the Issuer, (ii) engaging in a proxy fight with the Issuer by means of proposing one or more directors to the Issuer's board and solicitation of proxies for the election of such proposed directors, (iii) making or participating in any "hostile offer" for the Issuer, (iv) threatening management or the board of directors of the Issuer of any of the foregoing or the taking of any action related to the foregoing or (v) accepting (or having an officer accept) a position as an officer or director of the Issuer.

(c) Borrower shall not fail to maintain in custody with J.P. Morgan Corretora de Câmbio e Valores Mobiliários S.A. all Shares owned by it and its Subsidiaries (including Shares other than Collateral Shares); *provided* that, for the avoidance of doubt, this requirement shall not apply in respect of any ADRs or up to 31 million Shares provided as collateral under the Safra Loan Transaction.

Section 6.11 *No Impairment of Collateral ~~Shares~~*. Borrower shall not, and shall not permit any of its Affiliates to, take any action that would impair the value of the Collateral Shares or the Share Lending Credit Rights (including the Shares subject to the Share Lending Agreement), or in each case Collateral Agent's security interest therein or its ability to sell or otherwise realize against such Shares and Share Lending Credit Rights, as the case may be, including without limitation becoming subject to or otherwise suffering to exist any corporate or insider trading policy or shareholders' (or similar) agreement the terms of which would be violated by the existence of this Facility (including the Lender's security interest under each Security Agreement and the performance of the Borrower's obligation under certain circumstances to execute and deliver a Shares Security Agreement granting a fiduciary assignment over Collateral Shares under the Collar Loan Documentation) or the Share Lending Agreement, or the enforcement of Lender's or Collateral Agent's rights in an exercise of remedies hereunder.